U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                      SEC FILE NUMBER
                                                                      0-20769



                                                                    CUSIP NUMBER
                                                                     126827 10 4




         (Check One):



[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


For Period Ended: .............................................December 31, 1996

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




--------------------------------------------------------------------------------
Part I - Registrant Information
--------------------------------------------------------------------------------


     Full Name of Registrant

                 Cable & Co. Worldwide, Inc.

     Former Name if Applicable

                 724 Fifth Avenue
         Address of Principal Executive Office (Street and Number)

                 New York, New York  10019
         City, State and Zip Code

--------------------------------------------------------------------------------
Part II - Rules 12b-25(b) and (c)
--------------------------------------------------------------------------------



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


--------------------------------------------------------------------------------
Part III - Narrative
--------------------------------------------------------------------------------


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company was unable to prepare the Form 10-KSB due to information not available at the time of filing and the Company's recently completed initial public offering.




--------------------------------------------------------------------------------
Part IV - Other Information
--------------------------------------------------------------------------------


     (1) Name and telephone number of person to contact in regard to this notification

Alan Kandall          (212)          489-9686
(Name)              (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No


The Company anticipates that it will incur a net loss of approximately $7,500,000 for the year ended December 31, 1996, which is primarily due to non-cash expenses of approximately $3,500,000, an increase in mark-downs, lower margins, the decline in the Italian lira, lower initial margins on a new product line, increased freight and manufacturing costs and increased interest expenses.






                           CABLE & CO. WORLDWIDE, INC.
                  (Name of Registrant as specified in charter)



has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



                           CABLE & CO. WORLDWIDE, INC.



Date: March 28, 1997          By: /s/ David Albahari
                                  ----------------------
                                   David Albahari
                                   President and Chief Executive Officer